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                                                                      EXHIBIT 99

                ADDITIONAL EXHIBITS: OUTLOOK SECTION FROM WEBSITE


OVERALL OUTLOOK

From Richard A. Meeusen, President and CEO of Badger Meter, Inc., July 2003:


After a weak first quarter, we are pleased that our markets rebounded and we were able to announce very strong second quarter results. Although our industrial products still suffer from the weak economy, we have continued to see strong sales activity on the water meter side of our business, which represents about three-quarters of our revenues. We are optimistic about the balance of 2003 and very excited about the longer-term prospects for Badger, especially considering several new products discussed below.

The release of our new Orion(R) radio frequency automatic meter reading ("AMR") system for the water utility market has been well received, with continued strong sales. To complement our Orion(R) product line, we introduced a new handheld reading device at the American Water Works Association ("AWWA") convention in June. This device will make it easier for customers to obtain their meter readings in a walk-by situation.

We are proud to offer the Itron(R), Orion(R) and Trace(R) AMR products to our customers. The Itron products address a market demand for full-featured, high-power AMR systems that can be upgraded to network systems. The Orion system provides water utilities with a lower-cost product that meets the basic requirements of a drive-by AMR system without the need for FCC licensing by the utility. These two products enable Badger to address the various market segments for AMR with a full range of offerings.

Badger Meter also introduced a new meter register for our automatic meter reading systems at the AWWA convention. Historically, Badger has provided a technologically-advanced register called the Recordall(R) Transmitter Register ("RTR") for use with our Itron(R), Orion(R) and Trace(R) AMR products. While the RTR is an industry-leading product, certain market segments prefer a register that uses a different approach to accumulating readings, generally called "absolute encoders". Badger has now introduced our first absolute encoder register, called the Advanced Digital Encoder ("ADE"). This register will also work with all of our AMR systems and will be offered in addition to our current RTR register. It will enable Badger to address new AMR market segments.

We also saw some slight improvement in the industrial side of our business during the second quarter. We are seeing market interest in our new Radio-Frequency Oil Management System, which provides garages with the ability to control and account for their oil dispensing through radio communication devices incorporated into the oil meter itself. This system is easier and less costly to install than our competitors' wired systems.

Our strategy in the industrial area is to continue to grow in our niche markets through a combination of new product development and strategic acquisitions. We will be introducing several new industrial products later this year.

Badger Meter remains focused on creating long-term shareholder value. With daily disclosures of accounting and financial problems in some large corporations, Badger is proud of our history of conservative and ethical business practices. We are pleased to see that many U.S. corporations are adopting some of the policies that have been standard practices at Badger Meter for many years, including an active and independent Audit and Compliance Committee, segregation of audit and non-audit services, a clear Code of Corporate Conduct and conservative application of accounting principles.

For almost 100 years, Badger Meter has grown and profited by providing customers with flow management solutions that encourage conservation, manage valuable resources and maximize customer revenues. Our meters and systems help our customers control the flow and usage of oil, chemicals, industrial fluids and, most of all, water. With worldwide water shortages, stricter purification requirements and the increased cost of fresh water, our products are more necessary today than ever before.

We are confident that, as the world's communities search for better ways to conserve and control their valuable resources, Badger Meter will be at the forefront in meeting those needs. We will continue to develop new products that accurately and efficiently manage our water and other fluid resources. With our flow technology, manufacturing capabilities and marketing knowledge, we will continue to grow as a leading producer of water meters in North America, and as a provider of industrial flow products worldwide.





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FINANCIAL OUTLOOK

Earnings in the second quarter of 2003 rebounded from disappointing results in the first quarter. We did see strengthening in our core water meter business, which contributed to the increase in earnings from the first quarter. Sales of our industrial products, still feeling the effect of the sluggish economy, improved slightly. While the timing of the recovery of the industrial markets is uncertain, we anticipate that our sales will continue to track their overall industries. The second quarter results were also affected by favorable translation gains, due principally to the strength of the euro.

We continue to believe the long-term outlook for Badger Meter is positive. Our utility product line has excellent future growth potential as we continue to pursue new sales opportunities and develop new products. The new products include a recently introduced series of non-leaded water meters, the lower-cost Orion(R) AMR product and the recently introduced Advanced Digital Encoder. These products are generating interest in the marketplace and sales activity is picking up. Long term, automatic meter reading continues to be our most significant growth opportunity, with only 10% of existing meters currently converted to this type of system.

In 2002, the Company completed two acquisitions: Data Industrial Corporation of Mattapoisett, Massachusetts, and MecaPlus Equipements of Nancy, France. The acquisitions are consistent with our strategy to expand our line of industrial products for niche markets. They also provide synergies with Badger Meter's product offerings. While the acquisitions have had a modest negative impact on earnings, we expect a favorable impact from both of these companies in the future.

We believe these opportunities, combined with our strong balance sheet, position Badger Meter for continued success in the future. We have the resources and sufficient manufacturing capacity to support our future growth.

We are confident that Badger Meter has the products and services to answer our customers' needs. We are also confident that our marketplace will provide us with growth opportunities as we move forward.


ABOUT OUR MARKETS

The majority of Badger Meter sales are in the water utility market of the United States and, to a lesser degree, in the country of Mexico. Badger Meter's position in the water utility market is that of a market share leader, providing meters and meter reading systems which are utilized by water utilities to generate utility bills, thus revenue. The utility products of Badger Meter are further classified by the specific market segments they serve, which include U.S. and Mexican water meters (residential and commercial/industrial meters) and submetering (apartments and condominiums). In addition, Badger has a strong presence in several niche segments of the industrial flow measurement and control market, including research control valves, automotive fluid meters, electromagnetic meters for industrial and utility applications and traditional industrial meters utilized in various industrial applications. The outlook for these markets is discussed in the following sections.


DOMESTIC WATER METER MARKET

At the present time, approximately 12% of the water utility meter market has been converted to automatic meter reading ("AMR") systems. The majority of systems being installed in the water industry are mobile radio frequency. Badger continues to be the leading supplier of AMR systems to the water industry. We believe that in the long term, system installation of new meters and AMR products will assist utilities to fund required investments due to improved revenues and reduced expenses.

How large is the U.S. water meter market and how fast is it growing?

It is estimated that by the end of the year 2002 there were approximately 65,000,000 water meters used to generate revenue from residential and commercial applications across America. Of that total, 10% are installed in commercial locations.

Annually, an estimated 6 million water meters are sold in the United States. This includes about 1.3 million meters for new housing starts, 4 million meters for replacements, and the balance for AMR conversions. Historically, the growth rate has been about three percent.

The future growth of the water meter market in the United States could be significantly and favorably impacted by AMR conversions and by the impacts of water stress. Continued droughts and water shortages in many areas of the United States could result in similar increases in demand for water metering systems.



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What is automatic meter reading (AMR)?

Automatic meter reading (AMR) refers to an automated process of collecting meter reading data. Traditionally, meter reading has been accomplished by utility personnel going to each meter location in order to read the meter and record the data. Automatic meter reading utilizes electronic components in conjunction with communication technology to automatically deliver the meter reading data for utility billing purposes. Automatic meter reading technologies include radio frequency, telephone and power line carrier. In the water utility industry, radio frequency meter reading has become the clear technology of choice currently in use.

What is the AMR conversion rate, and why is it important to Badger Meter?

The AMR conversion rate refers to the rate at which water utilities are changing their process of reading water meters from a manual method to an electronic method utilizing a communication technology such as radio frequency. It is currently estimated that through the year 2002 approximately 12% of water meters in the United States have converted to automatic meter reading. This means that approximately 88% of water meters in use, or more than 56 million, are yet to be converted to an AMR technology!

Water meter life cycles vary across the country. Some utilities annually change out a percentage of installed meters, thus ensuring that the installed base of meters is yielding a high rate of accuracy. As utilities change out water meters, it is logical to install automatic meter reading technologies that will improve customer relations and reduce expenses. The per-unit price of AMR-equipped meters is three to six times the price of non-AMR meters. As the provider of various automatic meter reading technologies, Badger expects to benefit as a growing number of water utilities recognize the value of converting to AMR.

How does Badger compare to other companies in AMR shipments?

For the sixth consecutive year, Badger Meter continues to lead the water utility industry in AMR shipments. Through 2002, BMI has sold 3,038,262 Recordall(R) water meters and RTR(R)'s installed in AMR applications. Without question, Badger Meter is the leading choice for product solutions as water utilities implement automatic meter reading.

According to the 2003 edition of "The Scott Report: AMR Deployments in North America(C)" (a leading industry report on AMR deployments in all utility industries), AMR units shipped for the past six years by the top 10 vendors were as follows:

VENDOR                SHIPPED    SHIPPED    SHIPPED     SHIPPED    SHIPPED     SHIPPED
                      IN '02      IN '01     IN '00     IN '99      IN '98     IN '97
--------------------------------------------------------------------------------------
Badger Meter          602,768    494,652    545,363     325,187    232,546     387,257
Invensys              344,190    357,597    264,508     128,761    149,407     119,219
Neptune               345,637    234,046    162,089     47,784      11,319     134,467
Itron                 65,072     215,103     56,673     333,774    421,858     187,645
RAMAR                 305,775    189,631     97,298     29,552      1,244         0
ABB                   168,291    122,580     56,366     37,748      20,240     22,100
Datamatic.com         131,070     83,960     57,532      3,922       150          0
Master Meter             0        35,636       0          724         0           0
Hexagram              122,965     16,873     11,640       520        875        1,650
DCSI                   3,144      2,500      13,148        0          0        20,000

What is Badger's share of the North American market?

Market share analysis needs to take into consideration utility meters and automatic meter reading. For the past three years, Badger Meter has consistently enjoyed a water meter market share of between 25 - 28% while our AMR market share averages more than 30%. One of the leading industry market reports on AMR deployments indicates that through 2002, Badger Meter was the overall market share leader with 35.4% of the total installed AMR market with 3.0 million units at 1,026 water utilities.

Why are housing starts important to Badger Meter?

Throughout the decade of the '90's, average annual housing starts were 1.374 million units. Since approximately 80% of these will be to homes served by municipal water supply, typically resulting in the installation of water meters, new housing is a significant portion of total annual meter sales.


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Who are Badger Meter's major competitors in the U.S. water meter industry?

While Badger Meter enjoys the unique position as one of the largest independent producers of water meters and meter reading technologies in the world, we are certainly not without competitors. Over the course of the last two decades, several major international companies have acquired numerous water meter production facilities worldwide. Included as Badger's primary competitors in the United States are Neptune Technology Group, Inc. (previously, Schlumberger Industries Resource Management Division); Invensys Technologies (previously called Rockwell or Sensus) and AMCO Water Metering Systems Inc, formerly the Water Meter Division of ABB Kent. Smaller competitors also include Master Meter, a subsidiary of ARAD from Israel, Hersey Meter and Metron-Farnier, LLC.


What is Badger Meter's current capacity for manufacturing water meters?

Similar to other manufacturing companies, any calculation of manufacturing capacity is a combination of multiple factors, including product mix, shifts worked, production bottlenecks, individual machine output, etc. In general terms, Badger Meter's historical capacity (prior to 2000) for water meter production was approximately 1.5 million meters per year. However, Badger Meter completed a major capacity expansion in 2000. This expansion included major expenditures for a facility addition in Milwaukee, Wisconsin, as well as significant expenditures for water meter manufacturing and assembly equipment in both the Milwaukee and the Nogales, Mexico facilities.

This expansion increased water meter manufacturing capacity to approximately 2.5 million meters per year. Assuming a consistent mix of products, management believes that water meter production and sales could increase significantly over the next few years with only minor investments in auxiliary manufacturing equipment.

What new water meter products have been introduced by Badger Meter?

COMPOUND SERIES WATER METERS: Badger Meter's Compound Series water meter line, sizes 2" through 6", measure the broadest flow range of meters used by water utilities. Typically used in well-populated buildings where water use varies throughout the day (such as hospitals, universities or apartment complexes), the compound meter provides remarkable low flow accuracy due to measurement through a positive displacement measurement chamber, as well as outstanding high flow accuracy due to incorporating an advanced turbine meter technology. The Recordall(R) compound series water meters use the same field-proven turbine technology as the Recordall Turbo Series meters.

One of the most significant features of the new Compound Series meter is a dramatic improvement in crossover accuracy. Crossover accuracy refers to the meter accuracy at flow rates changing from low flow to high flow and back to low flow through the two measuring elements. Coupled with this vast improvement in crossover accuracy is a simplicity of design resulting in reduced maintenance in the field.

RET(TM): Most water utilities require connectivity to process control instrumentation. To simplify and improve the interface to process control equipment, Badger introduced the Remote Electronic Transmitter (RET(TM)). The RET incorporates numerous improvements over other transmitting devices currently used in the water industry. The electronics are housed in a glass and copper package which utilizes the advanced sealing system of Badger's RTR(R), field-proven -- with millions of units in use throughout North America. The RET provides scaled and unscaled digital outputs and an optional 4-20 mA signal output. The RET is compatible with all Recordall(R) positive displacement, turbine and compound meters.

MAGNETOFLOW(R) ELECTROMAGNETIC METER: The commercial market segment within the water utility industry is benefiting from Badger's Magnetoflow(R) electromagnetic meter -- a sophisticated non-intrusive metering technology ideally suited to specific applications of water and wastewater utilities. By combining Magnetoflow electromagnetic meters with the Cybersensor(TM) AMR products, Badger is able to offer an exclusive capability to water and wastewater utilities for satellite reading of meters in remote or difficult locations.

ORION(R) RF SYSTEM: With the advanced Orion technology, utility customers can easily upgrade their meter reading system. Orion is designed for maximum flexibility to meet the various system and application needs of even the smallest water municipality.

No FCC licensing is required! Customers will get faster meter reading, greater accuracy and can eliminate the need for estimated readings. Plus, with optional features like leak detection and GPS mapping programs, customers can tailor Orion to fit their system's needs. AMR technology has never been more accessible to water utilities.

NEW ADE(TM): In June of 2003, Badger Meter previewed the Absolute Digital Encoder (ADE), a new encoder for the utility market. The ADE joins the Recordall Transmitter Register (RTR) in a family of encoder registers for use


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in various automated meter reading applications. The ADE is a position-based non-contact encoder utilizing LED technology that senses the position of each number wheel for AMR and touch applications.

Who are Badger's major alliance partners and why are they important?

For almost one hundred years, Badger has been a leader in flow measurement technology as is evident by our strong market share within the water utility industry. We have strengthened our capability through alliances with other recognized leaders in flow measurement technology. Included in this group is H. Meinecke AG of Hannover, Germany, the world's largest producer of bulk water meters used in commercial applications. The alliance has developed turbine water meter technology that is world class.

Through a close alignment with Ames Company, Inc., Division of Watts Industries, Badger has developed a superior line of water meters for the utility fire service applications. These are water meters that are used in commercial and industrial buildings where fire protection systems are installed. Requirements for these meters include rigorous testing along with approval under and conformance to Underwriters Laboratories Inc. and Factory Mutual Insurance Co. standards.

In the field of AMR, Badger recognized the need to cooperate with industry leaders in communication technology in order to provide water utilities with product solutions that meet their needs. To that end, several alliances have been developed.

For more than a decade, Badger Meter has had a distribution agreement with American Meter Company, marketing the TRACE(R) radio frequency AMR technology to the water utility industry.

Badger Meter and Itron, Inc., the world's largest provider of AMR products and systems, established a joint marketing and distribution agreement in 1999. Joint marketing efforts of Badger and Itron have resulted in AMR and meter system sales to major utilities in the United States, such as Philadelphia, Houston and Milwaukee.

Badger Meter also has a marketing agreement with Honeywell DMC Services that will enable Badger to offer its customers not only meters and automatic meter reading technologies, but also a full line of related services including needs assessment, financing, implementation, meter reading and billing.


MEXICAN WATER METER MARKET

Badger Meter has a significant installed based of automatic meter reading systems in Mexico, most notably in Mexico City. We expect to see opportunities in Mexican water meter markets as the new government moves forward in its efforts to improve the fresh water situation in Mexico. In February of 2001, Mexican President Vicente Fox stated that "the water problem in this country in the next ten years requires investments worth $30 billion." He further stated that one source of the funding "would be to charge real prices for water throughout our national territory." Such an initiative would require investments in metering systems. Badger is currently pursuing opportunities to sell water meters and related systems to various Mexican communities.


VALVE MARKET

Badger Meter offers a line of small valves under the name "Research Control(R) Valves." These valves are used to control the flow of fluids in a wide variety of applications in medical research, pharmaceutical production, food and beverage, petroleum, and heating, ventilation and air conditioning. These valves are sold throughout the world, with the largest sales in North America and Europe.

How large is the valve market and how fast is it growing?

It is difficult to ascertain Badger Meter's market share for control valves. Badger Meter participates in a niche market for small, precision control valves for research facilities and industrial process industries. Past studies have indicated that the Company has over a 65% market share in the domestic market and approximately a 15% market share of the world market for 1/4" diameter control valves. The same studies indicated that the Company has over a 50% market share of the domestic market and more than a 10% market share of the world market for 1/2" diameter control valves.

North American (U.S. and Canada) demand for all industrial control valves reached $2.1 billion in 1998 representing the world's largest market for industrial control valves. North American demand for industrial control valves is projected to increase 6.0% a year to $2.8 billion in 2003. World demand for industrial control valves reached $10.1 billion in 1998. World demand for industrial control valves is projected to increase 6.2% a year to $13.4 billion in 2003.


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What new valve products are being introduced by Badger Meter?

Badger Meter acquired a small product line of magnetic flow meters for low flows in the latter part of 2000. The low flow magnetic flow meters are an ideal compliment to the Research Control valves. The Research Control Mag was launched in the first quarter of 2001.

Badger Meter recently introduced a new actuator for its larger size valves (3/4" to 2"). There were some industrial applications where the performance of our current actuator was not sufficient to produce enough shut-off force. The new actuator produces over 60 square inches of shut-off force, which is nearly double the capacity of the current model.

Badger Meter is currently developing products to further update its line of electric valve actuators and to address the growing market for intelligent valve positioners.


AUTOMOTIVE FLUIDS MARKET

Badger Meter serves the automotive fluids market with a full line of meters that measure and dispense automotive fluids such as oil, grease and transmission fluids. These meters are used in industrial applications throughout the world and are marketed through approximately 25 OEM's in North America and Europe - the two largest markets for our products.

How large is the automotive fluids market and how fast is it growing?

The domestic market for Badger Meter's automotive fluids products is estimated at just over $10 million annually while the world market is estimated at approximately $20 million annually. The Company estimated its current market share to be approximately 50% in both the domestic and world markets. The annual growth rate for the automotive fluids market is estimated at less than 5%.

What new automotive fluids products are being introduced by Badger Meter?

Badger recently introduced both an advanced series and a standard series Electronic Preset Meter (EPM). Additionally, Badger Meter Europe has introduced a new radio frequency oil management system (RF-OMS) which greatly improves the control and management of automotive fluid products. A U.S. version of the product has been released. Badger released a new Oval Gear Junior (OG-JR), a low-feature, end-of-hose meter, handle, swivel and nozzle configuration. Market acceptance has been limited. A special fluids EPM-SF has been released for corrosive fluids. It is available in standard and advanced series. It will also be made available in an RF version.

OTHER INDUSTRIAL METER MARKETS

Badger Meter offers a wide range of flow meters for industrial applications. These meters include:

[ ] Research Control electromagnetic flow meters that measure extremely low flows, corrosive fluids, sanitary fluids and batching processes.

[ ] Electromagnetic flow meters (under the name "Magnetoflow(R)") that measure a large variety of fluids used in various industries, including food and beverage, pharmaceutical, chemical and mining.

[ ] Oscillating piston meters that handle most fluids regardless of viscosity in areas such as batching, inventory control and process transfer of fluids.

[ ] Concrete meters and dispensing systems that are interfaced with computer batching systems to measure and add chemicals to concrete. Badger Meter recently developed and introduced a new dispenser manifold assembly used to fill and empty vessels in the concrete admix industry.

What new industrial meter products are being introduced by Badger Meter?

The principal area for development in the Company's other industrial products is with the electromagnetic flow meters product line. The Company expects to introduce a new version of its Magnetoflow(R) product line later this year. The new model will have enhanced features for both the utility and industrial markets.

Badger Meter's Concrete group plans to release its newest product, the MEASURE RITE (R) Volumetric Truck Meter, during Q4 of 2003. Through the joint efforts of Badger Meter Tulsa, OK, and DIC Mattapoisett, MA, a compact, user-friendly and robust truck meter has been designed enabling the concrete producer to accurately totalize and dispense water for premixed concrete batches at the job site thus eliminating operator error and batch waste. The truck meter housing and electronics can withstand the direct hose spray wash downs that are required in this environment and can tolerate the high vibrations associated with being mounted on a concrete mixer truck.


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